FILE NO: 333-
                                                                   CIK # 1174326

                       SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549-1004

                                    FORM S-6

         For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.   Exact name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 352

B.   Name of Depositor: VAN KAMPEN FUNDS INC.

C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace Illinois 60181-5555

D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER              VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy      Attention:  Sara L. Badler
         111 West Monroe Street          1 Parkview Plaza
         Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181-5555

E. Title of securities being registered: Units of undivided fractional beneficial interest.

F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                   Preliminary Prospectus Dated July 18, 2002

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 352

         The attached final prospectus for a prior series of the Trust is hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each series has a unique portfolio. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

         A registration statement relating to the Units of this series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

         (Incorporated herein by reference is the final prospectus from Van Kampen Focus Portfolios, Series 341 (Registration No. 333-85428) as filed on May 1, 2002 and which shall be used as a preliminary prospectus for the current series of the Trust.)


                       CONTENTS OF REGISTRATION STATEMENT

         The Registration Statement comprises the following papers and documents: The facing sheet The prospectus The signatures The consents of independent public accountants and legal counsel

The following exhibits:

 1.1  Trust Agreement (to be filed by amendment).

1.1.1 Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

 1.2  Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to
      Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

 1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

 2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

 3.1 Opinion and consent of counsel as to legality of securities being registered (to be filed by amendment).

 3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered (to be filed by amendment).

 3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be filed by amendment).

 4.1  Consent of initial evaluator (to be filed by amendment).

 4.3 Consent of independent certified public accountants (to be filed by amendment).

 6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 352 has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 18th day of July, 2002.

                                         Van Kampen Focus Portfolios, Series 352
                                                        By Van Kampen Funds Inc.


                                                          By Christine K. Putong
                                                             -------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below on July 18, 2002 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman, Chief Executive Officer,        )
                                    Managing Director and Director            )

John H. Zimmermann III              President, Managing Director and          )
                                    Director

A. Thomas Smith III                 Director                                  )

                                                             CHRISTINE K. PUTONG
                                                             -------------------
                                                             (Attorney-in-fact*)

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         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.